Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2006
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3811
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6189
Pre-Tax Preferred Stock Dividends	$2,133

FIXED CHARGES:
Interest Expense	$43,984
Amortization of Debt Premium, Discount and Expense	538
Interest Component of Rentals	1,185

Total Fixed Charges	45,707

Pre-Tax Preferred Stock Dividends	2,133

Total Fixed Charges and Preferred Stock Dividends	$47,840

EARNINGS:
Net Income before Dividends on Preferred Stock	$84,004
Add:
Income Taxes	51,728
Total Fixed Charges	45,707

Total Earnings	$181,439

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.8